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November 14, 2016

Via EDGAR and Hand Delivery

Sonia Gupta Barros,

Assistant Director,

United States Securities and Exchange Commission,

Office of Real Estate and Commodities,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Colony NorthStar, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 17, 2016 File No. 333-212739

Dear Ms. Barros:

On behalf of Colony NorthStar, Inc. (“Colony NorthStar”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated November 10, 2016, with respect to Colony NorthStar’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on October 17, 2016 (the “Registration Statement”).

Colony NorthStar is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), which reflects Colony NorthStar’s response to the comment received by the Staff and certain updated information. In addition, in response to the Staff’s oral comment on November 10, 2016, the disclosure in the Registration Statement has been revised to reflect Colony Capital, Inc. as the accounting acquirer.

For convenience, the text of the Staff’s comment is set forth in italics below, followed by a response to the comment.  Page number references in the response refer to page numbers in Amendment No. 3.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement.  The response and information described below are based upon information provided to us by Colony NorthStar, NorthStar Asset Management Group Inc., Colony Capital, Inc. and NorthStar Realty Finance Corp.

U.S. Federal Income Taxation of Colony NorthStar and its Stockholders, page 233

1.              We note your response to comment 4 of our letter.  Please revise your disclosure to confirm that the tax opinion will be filed prior to the closing of the merger by post-effective amendment.

Response to Comment No. 1:

Colony NorthStar notes the Staff’s comment and respectfully advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please refer to pages 78 and 235 of Amendment No. 3.

*                                         *                                         *

We trust that the foregoing, and the revisions set forth in Amendment No. 3, are responsive to the Staff’s comment.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 558-4312 or by email at downesr@sullcrom.com.

Very truly yours,

/s/ Robert W. Downes

cc:	Stacie Gorman
Robert F. Telewicz, Jr.
Jeffrey Lewis
(Securities and Exchange Commission)

Ronald J. Lieberman
(Colony NorthStar, Inc.)

Mitchell S. Eitel
Stephen M. Salley
(Sullivan & Cromwell LLP)